SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, MD 21201
(888) 610-8895
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107
1	NAMES OF REPORTING PERSONS
Frank Porter Stansberry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,817,864

	8	SHARED VOTING POWER
NONE

	9	SOLE DISPOSITIVE POWER
60,817,864

	10	SHARED DISPOSITIVE POWER
NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,817,864

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 9, 2022, as amended on January 20, 2023, March 14, 2023, May 3, 2023, August 15, 2023, August 30, 2023, September 8, 2023, October 19, 2023, and July 8, 2024 (the “Filing”), by the Reporting Person relating to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of MarketWise, Inc. (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

This Amendment is made to report the resignation of the Reporting Person from his positions as Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Issuer and the termination of the previously-reported Non-Binding Term Sheet reported in Amendment No. 8 to the Filing. This Amendment also corrects an inadvertent typographical error to reflect the Reporting Person’s prior redemption of 1,000,000 Common Units of MarketWise, LLC in exchange for Class A Common Stock, and updates the Filing to clarify the non-existence of any group between the Reporting Person and any other person.

The information set forth below updates this information and a response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

On August 9, 2024, the Reporting Person resigned from his positions as Chairman of the Board and Chief Executive Officer of the Issuer, effective immediately. These actions were not related to any matter regarding the Issuer’s financial condition, results of operations, internal controls, disclosure controls and procedures, policies or practices. The Reporting Person will continue to serve as a director on the Board.

Item 4.	Purpose of the Transaction

The description of the Reporting Person’s resignation in Item 2 is hereby incorporated by reference into this Item 4. In connection with the Reporting Person’s resignation, the Reporting Person and the Issuer terminated the Non-Binding Term Sheet disclosed in Amendment No. 8.

Item 5.	Interest in Securities of the Issuer

Subsections (a)-(b) of Item 5 of the Filing are amended and restated in their entirety as follows:

The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Class A Common Stock by the Reporting Person is incorporated by reference into this Item 5.

(a)-(b) The Reporting Person is the beneficial owner of 60,817,864 shares of Class A Common Stock, constituting approximately 60.9% of the class outstanding. Specifically, the Reporting Person is the holder of record of 3,991,467 shares of Class A Common Stock purchased in open market transactions and acquired pursuant to the redemption of Common Units of MarketWise, LLC and 73,209 shares of Class A Common Stock acquired upon the vesting of restricted stock units. Additionally, the Reporting Person has the right to acquire 56,753,188 shares of Class A Common Stock, consisting of (i) 54,186,545 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held of record by the Reporting Person and (ii) 2,566,643 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held by a limited liability company over which the Reporting Person has beneficial ownership.

The foregoing percentage is based on (i) 43,173,283 shares of Class A Common Stock outstanding as of May 10, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024, and (ii) in accordance with Rule 13d-3(d)(1)(i), the 56,753,188 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the Reporting Person only.

The Reporting Person previously disclosed that the Reporting Person and Monument & Cathedral Holdings, LLC and its affiliates may have been deemed to be a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of the date hereof, such group is not in existence and the Reporting Person disclaims the existence of any group with any other person.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Filing is amended and supplemented by the following:

Exhibit No.	Description
99.10	Resignation Letter (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 12, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2024	/s/ Frank Porter Stansberry
Frank Porter Stansberry